Mail Stop 4561

January 23, 2007

VIA U.S. MAIL AND FAX (714) 848-7701

Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

      Re: Quintek Technologies, Inc.
            Form 10-KSB/A for the fiscal year ended June 30, 2004
            Form 10-QSB for the quarterly period ended September 30, 2004
            Form 10-QSB for the quarterly period ended December 31, 2004
            Form 10-QSB for the quarterly period ended March 31, 2005
            File No. 000-29719

Dear Mr. Haag:

      We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

                        Sincerely,

                        Eric McPhee
                        Staff Accountant